Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 151-A-I dated June 4, 2010	Term Sheet to Product Supplement No. 151-A-I Registration Statement No. 333-155535 Dated June 4, 2010; Rule 433

Structured Investments	$ 10.50% per annum Reverse Exchangeable Notes due June 30, 2011 Linked to the Market Vectors Gold Miners ETF

General

  The notes are designed for investors who seek a higher interest rate than the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in any appreciation in the Fund, be willing to accept the risks of exposure to exchange-traded funds in general and the Market Vectors Gold Miners ETF, in particular, and be willing to lose some or all of their principal at maturity.
  The notes will pay 10.50% per annum interest over the term of the notes. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of one share of the Fund and whether the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 30, 2011*
  Payment at maturity for each $1,000 principal amount note will be a cash payment equal to either $1,000 or the Cash Value (as defined below), in each case, together with any accrued and unpaid interest, as described below.
  Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Fund:	Market Vectors Gold Miners ETF (the “Fund”)
Underlying Index:

The NYSE Arca Gold Miners Index (the “Underlying Index”). For additional information, see “Selected Purchase Considerations — Return Linked to the Market Vectors Gold Miners ETF” and “Selected Risk Considerations — Differences Between the Fund and the Underlying Index” in this term sheet.

Interest Rate:	10.50% per annum, paid monthly and calculated on a 30/360 basis.
Protection Amount:

An amount that represents at least 20% of the Initial Share Price, subject to adjustments. The actual Protection Amount will be set on the pricing date and will not be less than 20% of the Initial Share Price, subject to adjustments.

Pricing Date:	On or about June 25, 2010
Settlement Date:	On or about June 30, 2010
Observation Date:	June 27, 2011*
Maturity Date:	June 30, 2011*
CUSIP:	48124ATX5
Interest Payment Date:

Interest on the notes will be payable monthly in arrears on the last calendar day of each month (each such date, an “Interest Payment Date”), commencing July 31, 2010, to and including the Interest Payment Date corresponding to the Maturity Date. See “Selected Purchase Considerations — Monthly Interest Payments” in this term sheet for more information.

Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Fund. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(1) the Final Share Price is less than the Initial Share Price; and
(2) on any trading day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount.

If the conditions described in (1) and (2) are both satisfied, at maturity you will receive, instead of the principal amount of your notes, the Cash Value, plus any accrued and unpaid interest. The Cash Value will be less than the principal amount of your notes and may be zero. Accordingly, you may lose some or all of your principal at maturity if you invest in the notes.

Monitoring Period:	The period from and including the Pricing Date to and including the Observation Date
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments
Initial Share Price:

The closing price of one share of the Fund on the pricing date, divided by the Share Adjustment Factor. The Initial Share Price is subject to adjustment upon the occurrence of certain events affecting the Fund. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 151-A-I.

Final Share Price:	The closing price of one share of the Fund on the Observation Date
Share Adjustment Factor:	Set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 151-A-I.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 151-A-I

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 151-A-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $45.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $32.50 per $1,000 principal amount note. The concessions of approximately $32.50 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMSI may be more or less than $45.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be and other amounts that may be allowed to other dealers, exceed $60.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-56 of the accompanying product supplement no. 151-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

June 4, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 151-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 151-A-I dated June 4, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 151-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 151-A-I dated June 4, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210002380/e39033_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 10.50% per annum interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of 10.50% per annum over the term of the notes. Interest will be payable monthly in arrears on the last calendar day of each month (each such date, an “Interest Payment Date”), commencing July 31, 2010, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in July 2010 will be payable on August 2, 2010.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — We will pay you your principal back at maturity so long as the Final Share Price is not less than the Initial Share Price or the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period. However, if the Final Share Price is less than the Initial Share Price and the closing price of one share of the Fund on any trading day during the Monitoring Period is less than the Initial Share Price by more than the Protection Amount, you could lose the entire principal amount of your notes.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Market Vectors Gold Miners ETF	TS-1

  RETURN LINKED TO THE MARKET VECTORS GOLD MINERS ETF — The Market Vectors Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation (“Van Eck”), the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF trades on NYSE Arca, Inc. (the “NYSE Arca”) under the ticker symbol “GDX.” The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index primarily composed of publicly traded companies involved in the mining of gold. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange or the NYSE Amex LLC or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index. For additional information about the Fund and the Underlying Index, see the information set forth under “The Market Vectors Gold Miners ETF” in the accompanying product supplement no. 151-A-I.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 151-A-I. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We will determine the portion of each coupon payment that we will allocate to interest on the Deposit and to Put Premium, respectively, and will provide that allocation in the pricing supplement for the notes. If the notes had priced on June 4, 2010, we would have treated approximately 12.48% of each coupon payment as interest on the Deposit and the remainder as Put Premium. The actual allocation that we will determine for the notes may differ from this hypothetical allocation, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities on the Pricing Date. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the equity securities held by the Fund or included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 151-A-I dated June 4, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period. Under certain circumstances, you will receive at maturity the Cash Value instead of the principal amount of your notes. The Cash Value will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes at maturity.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or on any Interest Payment Date, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Market Vectors Gold Miners ETF	TS-2

  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Fund, the Underlying Index and the notes.
  YOUR MAXIMUM RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE FUND — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any trading day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the shares of the Fund, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the shares of the Fund during the term of the notes.
  YOUR PROTECTION MAY TERMINATE ON ANY TRADING DAY DURING THE TERM OF THE NOTES — If, on any trading day during the Monitoring Period, the closing price of one share of the Fund is less than the Initial Share Price minus the Protection Amount, you will be fully exposed to any depreciation in the Fund. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will receive at maturity the Cash Value and, consequently, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Fund subsequently recovers such that the Fund is above the Initial Share Price minus the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  NO AFFILIATION WITH THE FUND — We are not affiliated with the Fund. We assume no responsibility for the adequacy of the information about the Fund and the Underlying Index contained in this term sheet or in product supplement no. 151-A-I. You should undertake your own investigation into the Fund and the Underlying Index. We are not responsible for the Fund’s public disclosure of information, whether contained in SEC filings or otherwise.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Influence the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — We will pay you your principal back at maturity only if the closing price of the Fund is not less than the Initial Share Price by more than the Protection Amount during the Monitoring Period, the Final Share Price is not less than the Initial Share Price, and the notes are held to maturity. If the closing price of the Fund is less than the Initial Share Price by more than the Protection Amount during the Monitoring Period and the Final Share Price is less than the Initial Share Price, the protection provided by the Protection Amount will be eliminated and you will be fully exposed at maturity to any decline in the value of the shares of the Fund.
  VOLATILITY RISK — Greater expected volatility with respect to the Fund indicates a greater likelihood as of the pricing date that the shares of the Fund could close below the Initial Share Price by more than the Protection Amount during the Monitoring Period or that the shares of the Fund could close below the Initial Share Price on the Observation Date. The Fund’s volatility, however, can change significantly over the term of the notes. The closing price of the Fund could fall sharply on any trading day during the Monitoring Period, which could result in a significant loss of principal.
  NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the equity securities held by the Fund or included in the Underlying Index would have.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Market Vectors Gold Miners ETF	TS-3

  THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that Van Eck’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index, and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions (such as mergers and spin-offs) with respect to the sample of equity securities may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.
  RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES — All or substantially all of the equity securities held by the Fund are issued by gold or silver mining companies. Because the value of the notes is linked to the performance of the Fund, an investment in these notes will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  HEDGING AND TRADING IN THE FUND — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the shares of the Fund, the equity securities held by the Fund or included in the Underlying Index or instruments related to the shares of the Fund. We or our affiliates may also trade in the shares of the Fund or instruments related to the shares of the Fund from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
  THE FUND HAS A LIMITED OPERATING HISTORY AND MAY PERFORM IN UNANTICIPATED WAYS — The Fund was established on May 16, 2006 and therefore has a limited operating history. Past performance should not be considered indicative of future performance.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the value of the shares of the Fund and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 151-A-I.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Market Vectors Gold Miners ETF	TS-4

Historical Information

The following graph sets forth the historical performance of the shares of the Fund based on the weekly closing price of one share of the Fund from May 26, 2006 through May 28, 2010. The closing price of one share of the Fund on June 3, 2010 was $49.83. We obtained the closing prices of the Fund below from Bloomberg Financial Markets without independent verification. The closing prices may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delisting and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Fund has experienced significant fluctuations. The historical performance of the shares of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of one share of the Fund during the term of the notes. We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Fund or the equity securities held by the Fund will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund or the equity securities held by the Fund.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Market Vectors Gold Miners ETF	TS-5

Examples of Hypothetical Payments at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of one share of the Fund declines in the manner set forth in the column titled “Hypothetical lowest closing price during the Monitoring Period.” The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

• the Initial Share Price:	$50.00	• the Protection Amount: $10.00
• the Interest Rate:	10.50% per annum

Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**
$50.00	100%	$100.00	200%	$1,000.00
$25.00	50%	$52.50	105%	$1,000.00
$50.00	100%	$50.00	100%	$1,000.00
$40.00	80%	$40.00	80%	$1,000.00
$25.00	50%	$47.50	95%	$950.00
$25.00	50%	$25.00	50%	$500.00
$12.50	25%	$12.50	25%	$250.00
$0.00	0%	$0.00	0%	$0.00

**	Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either the Cash Value or the principal amount of your note in cash.

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of one share of the Fund during the Monitoring Period is $25.00 but the Final Share Price is $52.50. Because the Final Share Price of $52.50 is greater than the Initial Share Price of $50.00, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of one share of the Fund during the Monitoring Period is $25.00 and the Final Share Price is $47.50. Because the Final Share Price of $47.50 is less than the Initial Share Price of $50.00 and the closing price of one share of the Fund is less than the Initial Share Price by more than the Protection Amount on at least one trading day during the Monitoring Period, you will receive the Cash Value at maturity. Because the Final Share Price of the Fund is $47.50, your final payment at maturity is $950.00.

Example 3: The closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period prior to the Observation Date. However, the closing price of one share of the Fund on the Observation Date is $25.00, a decline of more than the Protection Amount. Because the Final Share Price of $25.00 is less than the Initial Share Price of $50.00 and the Final Share Price is less than the Initial Share Price by more than the Protection Amount, you will receive the Cash Value at maturity. Because the Final Share Price of the Fund is $25.00, your final payment at maturity is $500.00.

Example 4: The Final Share Price of $40.00 is less than the Initial Share Price of $50.00 but is not less than the Initial Share Price by more than the Protection Amount and the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period. Because the closing price of one share of the Fund is not less than the Initial Share Price by more than the Protection Amount on any trading day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $40.00 is less than the Initial Share Price of $50.00.

Regardless of the performance of the shares of the Fund or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of approximately $105.00 over the term of the notes. The Cash Value you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the closing price of one share of the Fund on the pricing date.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Market Vectors Gold Miners ETF	TS-6